Autocallable Notes are customized investment securities (“notes”) that are subject to a call feature and that offer a fixed regular coupon.

The amount of the fixed coupon is determined by the risk profile of the underlying asset and the creditworthiness of the issuer of the note. Coupons can be structured to be payable monthly, quarterly, semi-annually, or annually. If the price of the underlying asset is greater than the “call level” on any of the predetermined “call dates,” then the notes will be automatically called and the investor will receive an amount equal to the principal invested plus the accrued and unpaid fixed coupon. Call dates can be structured to be monthly, quarterly, semi-annual or annual; however, the frequency of the call dates typically matches the frequency of the coupon payment dates. Once the note is called, the investor will receive no further payments on the notes.

If a note is not called prior to the final valuation date, then the full principal amount of the note will be returned to the investor at maturity, only if one of the following two scenarios occurs: (1) during the term of the note, the closing price of the underlying asset is never less than the note’s “trigger price,” or (2) the price of the underlying asset on the final valuation date closes at or above the initial price of the asset. For most Autocallable Notes, if the price of the underlying asset closes below the Trigger Price during the term of the note (a “barrier event”), and on the final valuation date the price of the underlying asset has not recovered to at least the initial price, then, at maturity, the investor will receive back an amount in cash (the “cash settlement amount”) that is less than, and possibly substantially less than, the original principal amount invested. In some cases, however, rather than the Cash Settlement Amount, the notes can be structured to pay the investor shares of the underlying asset with a value equal to the Cash Settlement Amount. If the price of the underlying asset is zero on the final valuation date, then the investor will lose the entire amount invested, and only be entitled to the periodic coupon payments paid during the life of the note.

The Autocallable Notes usually mature between one and five years. They are typically linked to the performance of a single underlying equity security (a stock or an ETF) and are designed to pay an interest rate that is higher than a typical debt instrument of the Issuer of a comparable maturity. All amounts payable in respect of the notes are subject to the issuer’s creditworthiness and its ability to pay such amounts when due.

Key Features

•      Potential for investors to receive interest payments greater than a conventional debt instrument of the same issuer.
•      Market alternative for a neutral, moderately bullish, or slightly bearish view.
•      Notes can be customized to meet an investor’s specific needs.
•      Maturities range from one year to five years.
•      Call feature and coupons can be monthly, quarterly, semi-annually, or annually.
•      Trigger price offers the potential return of principal at maturity against modest adverse stock price changes.

Risk Considerations

•      Investors do not receive any dividends or distributions from the underlying asset.
•      It is possible for an investor to lose the entire investment.
•      Notes are not expected to have liquidity.
•      Changes in daily bid prices of the note may not always reflect changes in the price of the underlying asset.
•      Investors forgo any positive performance in the asset.
•      Investors should review the section titled “Additional Risk Considerations” below.

Potential Investors

•      Stock market investors who are seeking the potential for above market interest payments.
•      Investors whose risk profile does not include preservation of capital.
•      Fixed-income investors seeking an opportunity to earn possible higher returns in exchange for greater risk.
•      Investors who have a neutral, slightly bullish, or slightly bearish market view on the underlying asset.

Additional Risk Considerations

•      Investors should carefully review the risk factors set forth in the related pricing supplement and product supplement before making an investment in Autocallable Notes. Some of the risks include, but are not limited to the following:
•      An investment in the notes may result in a loss. No assurances can be given that the level of the underlying asset will not decline over the term of the notes.
•      The notes are subject to automatic early redemption. If the notes are so called, an investor may be unable to invest the proceeds in a security with a similar return.
•      The return on the notes, if any, is limited to the applicable call price together with any interest payments, regardless of any appreciation in the value of the underlying asset.
•      The notes are unsecured debt obligations of the Bank of Montreal and an investment in the notes is subject to the credit risk of the Bank of Montreal.
•      The Issuer and its affiliates’ activities may conflict with the interests of an investor and may also adversely affect the value of the notes.
•      Our initial estimated value of the notes on the pricing date will be less than the price you pay for them.
•      The inclusion of the agent’s commission and hedging profits, if any, is likely to adversely affect the price at which an investor can sell their notes.
•      Owning the notes is not the same as owning the underlying asset or a security directly linked to the underlying asset.
•      An investor will not have any shareholder rights.
•      The notes may be payable only in cash.
•      Changes that affect the underlying asset will affect the market value of the notes, whether the notes will be automatically called, and the amount an investor will receive at maturity.
•      The notes will not be listed on any securities exchange. There is expected to be be a lack of liquidity in the notes to allow an investor to trade or sell the notes easily. If an investor is able to sell the notes prior to maturity, they may receive a price that is significantly less than their original investment.
•      The Issuer and its affiliates may engage in hedging and trading activities related to the notes that could adversely affect the Issuer’s payment to investors at maturity.
•      Many economic and market factors will influence the value of the notes.
•      Investors must rely on their own evaluation of the merits of an investment linked to the underlying asset.
•      Significant aspects of the tax treatment of the notes are uncertain. Each investor will agree to treat the notes as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you, and (ii) a put option with respect to the underlying asset written by you and purchased by us, as described in more detail in the product supplement for the offering.

These materials are proprietary to, and may not be reproduced, disseminated or referred to, in whole or in part without the prior consent of BMO Capital Markets (“BMO”). These materials have been prepared exclusively for the BMO client or potential client to which such materials are delivered and may not be used for any purpose other than as authorized in writing by BMO. BMO assumes no obligation to correct or update these materials, except as required by applicable law. These materials do not contain all information that may be required to evaluate, and do not constitute a recommendation with respect to, any transaction or matter. Any recipient of these materials should conduct its own independent analysis of the matters referred to herein.
Please note that the information set forth herein is only a summary of certain matters. Investors must carefully review the pricing supplement and the product supplement and any additional offering documents for any specific offering in order to fully understand the terms of the instrument and the related risk factors.
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Bank of Montreal has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before investors invest, they should read the prospectus in that registration statement and the other documents that the Bank of Montreal has filed with the SEC for more complete information about the Bank of Montreal and the types of offerings described herein. Investors may obtain these documents free of charge by visiting the SEC’s web site at http://www.sec.gov. Alternatively, the Bank of Montreal will arrange to send to investors the prospectus (as supplemented by the prospectus supplement and any relevant preliminary pricing supplement) if investors request it by calling toll free on 1-877-369-5412 or emailing investor.solutions@bmo.com.